Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 19, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: January 19, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

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Media release

19 January 2005

Rob Coombe appointed BT Financial Group CEO

Westpac Banking Corporation today released details regarding the remuneration of Rob Coombe, who commences his role of Chief Executive Officer of BT Financial Group on 20 January 2005.

Rob Coombe’s appointment was announced in September 2004, to succeed the current BT Financial Group CEO, David Clarke.

The terms of Mr Coombe’s contract are in line with Westpac’s remuneration policy.

A summary of the main elements and terms of Mr Coombe’s contract are attached.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 92263510
Mb: 0419 683 411

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Summary of the main elements and terms of

BT Financial Group CEO Rob Coombe’s contract

The material terms of Mr Coombe’s contract, to apply from 20 January 2005, are summarised as follows:

1.                                     Fixed Salary

Mr Coombe will be paid an initial fixed salary amount of $550,459 per annum.  In addition to this amount Westpac will make superannuation contributions to the BT Lifetime Super – Employee Plan of 9% of Mr Coombe’s fixed salary, bringing his total fixed remuneration to $600,000.

2.                                     Short term incentive payments

Mr Coombe will be entitled to annual short-term incentive (STI) payments between 0% and 200% of his STI target depending on individual and group business performance.  His STI target for the full 2004/2005 financial year is $650,000.  The target will be pro-rated for Mr Coombe’s time in his new role.

The STI payments are determined in accordance with Westpac’s remuneration policy.

3.                                     Long term incentives

Mr Coombe will be eligible to participate in the Westpac Performance Plan (WPP) which includes the issue of Performance Options and Performance Share Rights. Any securities allocated will be subject to performance hurdles which will determine the number of securities to which he will be entitled.

Mr Coombe’s long-term incentive (LTI) target for the 2004/2005 financial year is $850,000 and any LTI awarded against target will be granted in the form of 50% Performance Options and 50% Performance Share Rights. The LTI target will be pro-rated for Mr Coombe’s time in his new role.

4.                                     Insurance

In addition to Mr Coombe’s insurance entitlement as a member of the BT Lifetime Super – Employer Plan, Westpac will also provide Mr Coombe with death and total and permanent disability insurance cover of up to $600,000 in the Westpac Executive Group Life Plan.

5.                                     Performance review and termination provisions

Mr Coombe’s contract contains an annual performance review process and Westpac has the right to terminate his contract with 12 months notice. Westpac retains the right to terminate the contract immediately by making a payment in lieu of notice. In that event, Mr Coombe will be entitled to payment of 12 months fixed salary.  The treatment of any Performance Options and Performance Share Rights will be determined by the relevant long term incentive plan rules. Mr Coombe’s contract may also be terminated by him giving Westpac 12 month’s notice in writing.

6.                                     Shareholding guidelines

As per Westpac’s Executive Shareholding Guidelines, Mr Coombe is required to hold a minimum of 60,000 Westpac shares. There are no time requirements in place for meeting the Guidelines, however it is expected that Mr Coombe will aim to increase his shareholding each year with a view to reaching the required shareholding within a reasonable time.

Ends.

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